August 5, 2004

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, DC 20549

Re:	Xicor, Inc.
Registration Statement on Form S-3
File No. 333-113027

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Xicor LLC, a Delaware limited liability company (the “Company”), hereby applies for an order granting the immediate withdrawal of its predecessor’s Registration Statement on Form S-3, File No. 333-113027, together with all exhibits thereto (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on February 23, 2004.

Pursuant to the Registration Statement, Xicor, Inc., the Company’s predecessor (the “Predecessor Issuer”), proposed to register up to $80,000,000 of common stock, preferred stock, depositary shares, warrants, or debt securities for sale from time to time. On March 14, 2004, the Company entered into an Agreement and Plan of Merger (“Merger Agreement”) by and among the Company, the Predecessor Issuer, New Castle Merger Sub Corp., a California corporation and wholly-owned subsidiary of the Company (“Merger Sub”), and Intersil Corporation, a Delaware corporation and sole member of the Company (“Intersil”), pursuant to which the Merger Sub was merged with and into the Predecessor Issuer and subsequently the Predecessor Issuer was merged with and into the Company. In this transaction, all outstanding shares of Xicor Common Stock, no par value per share, were converted into the right to receive merger consideration in the form of Intersil Class A common stock, par value $.01, cash or a combination thereof, subject to the proration and election provisions set forth in the Merger Agreement.

The Registration Statement was never declared effective and no securities were sold under the Registration Statement. Accordingly, the Company, on behalf of the Predecessor Issuer, hereby request that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

The Company also request in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for Intersil’s account.

If you have any questions regarding the foregoing application for withdrawal, please contact Thomas C. Tokos, Esq., at 408-935-4343 at Intersil Corporation, 675 Trade Zone Boulevard, Milpitas, CA 95035.

Sincerely,

XICOR LLP, as successor to XICOR, INC. By: INTERSIL CORPORATION, as Sole Member

/s/ Thomas C. Tokos
Thomas C. Tokos Vice President, General Counsel and Secretary